FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three and nine months ended September 30, 2021 and 2020
[unaudited] [expressed in United States dollars, except per share amounts]

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[unaudited] [expressed in United States dollar]

As at

		September 30,	December 31,
		2021	2020
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		39,315,267	17,524,822
Other receivables		604,467	161,342
Prepaid expenses and deposits	5	1,347,946	569,401
		41,267,680	18,255,565
Assets held for sale	4	8,605,022	8,610,504
		49,872,702	26,866,069
Non-current assets
Investments	6	1,496,612	1,676,745
Intangible assets, net	3 & 7	17,300,916	13,424,391
		68,670,230	41,967,205
LIABILITIES
Current liabilities
Trade and other payables	8	6,692,064	3,700,103
Lease obligations	10	47,058	46,842
Warrants liability	11	1,428,803	1,447,910
Notes payable	9	300,549	384,647
		8,468,474	5,579,502
Non-current liabilities
Lease obligations	10	50,126	79,120
		8,518,600	5,658,622

SHAREHOLDER'S EQUITY
Class A share capital	12	151,588	151,588
Class B share capital	12	152,128,089	103,056,538
Warrants	12	5,137,417	4,968,958
Contributed surplus	13	22,287,081	18,792,590
Foreign exchange translation reserve		254,049	207,797
Accumulated deficit		(119,806,594)	(90,868,888)
		60,151,630	36,308,583
		68,670,230	41,967,205
Commitments and contingencies	16
Subsequent events	18

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Donal Carroll	Director - Nitin Kaushal

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended September 30,		Nine months ended September 30,
		2021	2020	2021	2020
					[Restated - note
			[Restated - note 2b]		2b]
	Notes	$	$	$	$
Expenses
General and administrative	15	3,986,012	2,809,681	12,108,562	7,734,736
External research and development fees		(107,258)	3,511,927	5,475,711	5,376,837
Share-based payments	13	249,192	5,168,434	7,102,363	7,836,756
Depreciation and amortization	7	1,004,673	966,833	2,938,046	2,932,501
Legal provision		-	698,541	-	698,541
Impairment of right-of-use asset		-	-	-	89,860
Total operating expenses		5,132,619	13,155,416	27,624,682	24,669,231

Loss from continuing operations		(5,132,619)	(13,155,416)	(27,624,682)	(24,669,231)

Other income		-	23,166	(1,292)	(3,688)
Finance expense		1,957	60,977	40,199	202,614
Gain on settlement of financial liability	9	-	(218,818)	(49,792)	(259,228)
Loss (gain) on change in fair value of warrants and derivative liability	6 & 11	(280,716)	(672,744)	(19,107)	(1,307,157)
Loss (gain) on changes in fair value of investments	6	760,961	54,626	180,133	1,186,312
Net loss from continuing operations		(5,614,821)	(12,402,623)	(27,774,823)	(24,488,084)

Net loss from discontinued operations	4	(176,104)	(1,164,643)	(1,162,883)	(2,933,437)
Net loss		(5,790,925)	(13,567,266)	(28,937,706)	(27,421,521)

Other comprehensive income (loss)
Items that may be subsequently reclassified to income (loss):
Exchange gain (loss) on translation of foreign operations		125,570	(272,450)	46,252	398,183
Comprehensive loss		(5,665,355)	(13,839,716)	(28,891,454)	(27,023,338)

Net loss per share
Basic and diluted - continuing operations	14	(0.15)	(0.98)	(0.84)	(2.46)
Basic and diluted - discontinued operations	14	-	(0.09)	(0.04)	(0.29)

Weighted average number of shares outstanding - basic and diluted	14	36,296,047	12,676,712	33,096,705	9,969,261

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended September 30, 2021 and 2020
[unaudited] [expressed in United States dollar, except number of shares]

								Foreign exchange	Accumulated
	Class A shares		Class B shares		Warrants		Contributed surplus	translation reserve	deficit	Total
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2019 [Restated - note 2b]	72	151,588	7,905,727	73,586,337	467,451	4,321,989	17,371,434	(84,776)	(59,069,095)	36,277,477
Shares issued [note 12]	-	-	4,607,763	14,641,374	2,881,215	92,134	(1,302,076)	-	-	13,431,432
Share-based payments [note 13]	-	-	2,307,569	6,663,479	-	-	2,610,607	-	-	9,274,086
Share options exercised [note 13]	-	-	22,382	563,747	-	-	(504,185)	-	-	59,562
Warrants expired [note 12]	-	-		-	(37,313)	(89,429)	89,429	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	398,183	(27,421,521)	(27,023,338)
Balance, September 30, 2020 [Restated - note 2b]	72	151,588	14,843,441	95,454,937	3,311,353	4,324,694	18,265,209	313,407	(86,490,616)	32,019,219

Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958	18,792,590	207,797	(90,868,888)	36,308,583
Shares issued [note 12]	-	-	15,480,462	38,341,407	-	-	-	-	-	38,341,407
Share-based payments [note 13]	-	-	1,422,379	3,706,412	100,000	98,513	3,297,438	-	-	7,102,363
Share cancelation [note 12]	-	-	(156,278)	-	-	-	-	-	-	-
Lucid acquisition [note 3]	-	-	4,502,392	7,023,732	112,162	70,563	196,436	-	-	7,290,731
Warrants expired [note 12]	-	-	-	-	(4,476)	(617)	617	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	46,252	(28,937,706)	(28,891,454)
Balance, September 30, 2021	72	151,588	40,410,575	152,128,089	6,956,795	5,137,417	22,287,081	254,049	(119,806,594)	60,151,630

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2021 and 2020

[unaudited] [expressed in United States dollar]

	2021	2020
		[Restated - note 2b]
	$	$
Operating activities
Net loss from continuing operations	(27,774,823)	(24,488,084)
Add (deduct) items not affecting cash
Depreciation and amortization	2,938,046	2,932,501
Impairment of right-of-use asset	-	89,860
Interest expense	40,208	5,457
Share-based payments	7,102,363	7,836,756
Change in fair value of other investments	180,133	1,186,312
Change in fair value of derivative liability	(19,107)	(1,307,159)
Unrealized foreign exchange gain (loss)	-	3,203
Gain on settlement of financial liability	(49,792)	(259,228)
Changes in non-cash working capital balances
Trade and other receivables	(208,114)	(2,894,291)
Prepaid expenses and deposits	(566,664)	(658,424)
Legal liability	-	4,137,650
Trade and other payables	2,928,621	(414,261)
Cash used in continuing operating activities	(15,429,129)	(13,829,708)
Cash used in discontinued operating activities	(1,226,495)	(530,051)
Cash used in operating activities	(16,655,624)	(14,359,759)

Investing activities
Cash acquired from acquisition of Lucid Psycheceuticals Inc.	768,964	-
Additions to intangible assets	(547,890)	-
Proceeds from sale of investments	-	6,477,510
Cash provided by continuing investing activities	221,074	6,477,510
Cash used in discontinued investing activities	-	36,617
Cash provided by investing activities	221,074	6,514,127

Financing activities
Proceeds from issuance of shares, net	38,341,407	16,480,087
Proceeds from exercise of stock options	-	59,548
Repayment of notes payable	(71,759)	(594,127)
Repayment of lease obligation	(44,653)	(29,207)
Cash provided by continuing financing activities	38,224,995	15,916,301
Cash provided by discontinued financing activities	-	-
Cash provided by financing activities	38,224,995	15,916,301

Net increase in cash during the period	21,790,445	8,070,669
Cash, beginning of period	17,524,822	5,967,798
Cash, end of period	39,315,267	14,038,467

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company") is a biotechnology company with three drug candidates in different stages of development. FSD Biosciences Inc. is focused on pharmaceutical research and development ("R&D") of its lead compound, ultra-micronized palmitoyl ethylamine ("PEA") or FSD-PEA (formerly called FSD-201). Through the Company's wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), the Company is also focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

FV Pharma Inc. ("FV Pharma"), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in September 2020. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 4).

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

Subsidiaries

These unaudited condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	September 30, 2021	December 31, 2020
		%	%
FSD Biosciences Inc.	USA	100	100
Prismic Pharmaceuticals Inc.	USA	100	100
FV Pharma Inc.	Canada	100	100
Lucid Psycheceuticals Inc.	Canada	100	-

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. Following the Company's decision to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences Inc. in September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the three and nine months ended September 30, 2021.

2. Basis of presentation

[a] Statement of compliance

These unaudited condensed consolidated interim financial statements ("financial statements") were prepared using the same accounting policies and methods as those used in the Company's audited consolidated financial statements for the year ended December 31, 2020. These financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 12, 2021.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are stated using their functional currency which is the currency of the primary economic environment in which an entity operates. The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company. The Company's functional currency is the US$ and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc. (Note 3)	Canadian Dollar

The change in presentation currency is a voluntary change which was accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities. For comparative reporting purposes, historical financial information has been translated to US$ using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2020 and described in these financial statements. Actual results could differ from these estimates.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3. Acquisition of Lucid

On September 21, 2021, the Company acquired all of the issued and outstanding common shares of Lucid, a biotech company with a focus on psychedelics and their potential effect on preventing and possibly reversing the neurodegeneration that leads to brain illnesses for total consideration of $7,290,731. The acquisition is part of the Company's strategy of building a portfolio of assets and biotech solutions.

Prior to the acquisition, the Company's interim CEO and Co-chairman of the Board held an approximately 4.5% ownership interest in Lucid.

It was determined that the acquisition of Lucid did not qualify as a business combination in accordance with IFRS 3 - Business Combinations, and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified. The purchase consideration was first allocated to the fair values of the acquired cash and cash equivalents, other receivables, and trade and other payables, as their carrying values was determined to equal their fair values. The remaining purchase price was allocated to the acquired intangible assets.

The total consideration for the purchase of Lucid was $7,290,731. The purchase consideration consisted of $7,023,732 of Class B shares, $196,436 of share options and $70,563 of warrants. The warrants were issued to an entity related to the interim CEO and Co-chairman of the Board. The fair value of the Class B shares was determined based on a total of 4,502,392 shares issued and a fair value of $1.56 per share, which reflects the share price on the date of acquisition. The fair value of the 161,091 share options and 112,162 warrants issued as part of the consideration were determined using the Black-Scholes options pricing model with the following assumptions:

	Warrants	Share Options
Grant date share price	$1.56	$1.56
Exercise Price	$0.96 - $1.93	$1.35 - $2.31
Expected dividend yield	-	-
Risk free interest rate	0.43%	0.43% - 0.79%
Expected life (years)	1.19 - 1.28	2.23 - 4.28
Annualized volatility	88%	124%

The allocation of the total consideration to the fair value of the identifiable assets acquired and liabilities assumed as at the date of the acquisition was as follows:

Fair value recognized on acquisition
$
Cash and cash equivalents	768,964
Other receivables	271,564
Prepaid expenses and deposits	167,776
Intangible assets	6,186,251
Trade and other payables	(103,824)
7,290,731

The Company also capitalized $128,320 of acquisition related costs to the acquired intellectual property (Note 7).

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

4. Assets Held for Sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 70-acre property on which the Facility is located (the "Facility Property"). The Company expects that the sale of the Facility and Facility Property will be completed within the next 12 months and is actively marketing the Facility and Facility Property for sale.

Initially, assets held for sale consisted of the Facility and Facility Property, all biological assets and inventory on hand, and equipment related to the Facility operations (collectively the "Disposal Group"). During the year ended December 31, 2020, the Company either sold or recognized impairment losses on biological assets, inventory and equipment. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Facility are reported as discontinued operations for the three and nine months ended September 30, 2021 and 2020.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

Assets held for sale as at September 30, 2021 and December 31, 2020 consisted of the following:

	2021	2020
	$	$
Property and plant	8,605,022	8,610,504

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell. The change in assets held for sale period over period is due to foreign exchange.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Net loss and comprehensive loss from discontinued operations for the three and nine months ended September 30, 2021, and 2020 is comprised of the following:

		For the three months		For the nine months
		ended September 30,		ended September 30,
	Notes	2021	2020	2021	2020
		$	$	$	$
Revenue		-	5,779	-	14,514

Cost of revenue		-	197,436	-	1,032,010
Gross loss before fair value adjustments		-	(191,657)	-	(1,017,496)
Fair value adjustments on inventory sold		-	-	-	(945)
Unrealized loss (gain) on changes in fair value of		-	-	-	166,886
Gross loss		-	(191,657)	-	(1,183,437)

Expenses
General and administrative	15	192,540	495,584	1,211,364	1,210,094
Depreciation and amortization		-	-	-	90,340
Impairment of equipment		-	387,474	-	387,474
Total operating expenses		192,540	883,058	1,211,364	1,687,908

Loss from discontinued operations		(192,540)	(1,074,715)	(1,211,364)	(2,871,345)

Other income		(16,436)	(10,407)	(48,481)	(38,243)
Loss on sale of equipment		-	100,335	-	100,335
Net loss from discontinued operations		(176,104)	(1,164,643)	(1,162,883)	(2,933,437)

Cash flows from discontinued operations for the nine months ended September 30, 2021, and 2020 is comprised of the following:

	For the nine months ended September 30,
	2021	2020
	$	$
Operating activities
Net loss from discontinued operations	(1,162,883)	(2,933,437)
Add (deduct) items not affecting cash
Depreciation and amortization	-	108,209
Change in fair value adjustments on inventory sold	-	(945)
Impairment of inventory	-	534,814
Impairment of equipment	-	387,474
Change in fair value of biological assets	-	166,886
Loss on disposal of inventory	-	197,436
Loss on sale of equipment	-	100,337
Changes in non-cash working capital balances
Trade and other receivables	36,553	895,814
Prepaid expenses and deposits	(44,105)	195,114
Inventories	-	(21,932)
Biological assets	-	(166,887)
Trade and other payables	(56,060)	7,066
Cash used in operating activities	(1,226,495)	(530,051)

Investing activities
Proceeds from sale of equipment	-	36,617
Cash used in investing activities	-	36,617

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

5. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	September 30, 2021	December 31, 2020
	$	$
Insurance	536,304	246,752
Other prepaids and deposits	811,642	322,649
	1,347,946	569,401

6. Investments

The following table outlines changes in investments:

			Balance at	Change in fair value	Balance at September
Entity	Instrument	Note	December 31, 2020 through profit or loss		30, 2021
			$	$	$
Clover Cannastrip	Shares	(i)	-	-	-
HUGE Shops	Shares	(ii)	600,433	(57,284)	543,149
SciCann Therapeutics	Shares	(iii)	195,679	(5,139)	190,540
Solarvest BioEnergy Inc.	Shares	(iv)	447,678	(23,832)	423,846
Solarvest BioEnergy Inc.	Warrants	(iv)	74,813	(74,813)	-
Solarvest BioEnergy Inc.	Convertible debenture	(iv)	358,142	(19,065)	339,077
			1,676,745	(180,133)	1,496,612

(i) Clover Cannastrip Thin Film Technologies Corp. ("Clover")

On September 6, 2018, the Company subscribed for $1,128,450 of equity units in a brokered private placement by Clover. The equity investment is measured at fair value through profit or loss. Clover is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy - significant unobservable inputs that are supported by little or no market activity. As at December 31, 2020, and as at September 30, 2021, the fair value was determined to be $nil based on the financial position of Clover and the Company's ability to recover its investment.

(ii) HUGE Shops

The Company's investment in HUGE Shops includes 17,333,333 shares based on the December 2018 subscription price of C$0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy - significant unobservable inputs that are supported by little or no market activity. As at September 30, 2021, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in a decrease in the fair value of the investment of 9% from December 31, 2020. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $5,690.

(iii) SciCann Therapeutics Inc.

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of C$17 per share. The equity investment is measured at fair value through profit or loss. SciCann Therapeutics Inc. is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at September 30, 2021, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in a decrease in the fair value of investment of 3% from December 31, 2020. Comparable companies were determined in looking at product offering,

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $501.

(iv) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $1,805,520 for a total fair value of $2,256,900 of Solarvest in exchange for 49,751 Class B shares of the Company with a fair value of $1,880,750 based on a market price of C$50.25 and recognition of a derivative liability of $376,150. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $2,256,900 resulting in recognition of the derivative liability. If the liquidation value of the Company's shares is below $2,256,900, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

As at December 31, 2019, the fair value of the derivative liability was $1,990,788. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $2,256,900. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,356,373 resulting in recognition of a gain of $634,415 on settlement of the derivative liability.

As at September 30, 2021, the fair value of the shares was determined based on the quoted market price of the shares of C$0.18 per share. The warrants expired unexercised during the nine months ended September 30, 2021. The fair value of the convertible debenture is calculated as the fair value of the shares if the debenture were converted at the SVS share price of C$0.18 as at September 30, 2021. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the convertible debenture has been classified as level 2 - valuation technique with observable market inputs.

7. Intangible assets

The Company's intangible assets consist of intellectual property acquired. Intangible assets as at September 30, 2021, are as follows:

$

Cost
As at December 31, 2020	19,201,493
Additions	500,000
Acquisition of Lucid	6,314,571
As at September 30, 2021	26,016,064

Accumulated amortization
As at December 31, 2020	5,777,102
Amortization	2,938,046
As at September 30, 2021	8,715,148

Net book value
As at December 31, 2020	13,424,391
As at September 30, 2021	17,300,916

On March 9, 2021, the Company entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet license agreement, the Company is required to make payments to Innovet upon the achievement of certain milestones, including $500,000 which was paid upon execution of the Innovet License Agreement as consideration in exchange for

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

the rights to the Licensed Products. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of the agreement.

The Company acquired intellectual property as part of the acquisition of Lucid on September 21, 2021. The intellectual property acquired relates to license and service agreements between Lucid and the University Health Network, as well as the related patents and/or patent applications associated with the Lucid-MS and Lucid-PSYCH compounds. The cost of the acquired intellectual property of $6,314,571 consists of $6,186,251 of the total purchase consideration allocated and $128,320 of acquisition related costs capitalized. The life of the intellectual property has been determined to be 15 years, which represents the remaining life of the patents. Amortization of the intellectual property commenced on the date of acquisition.

8. Trade and other payables

Trade and other payables consist of the following:

	September 30, 2021	December 31, 2020
	$	$
Trade payables	2,989,476	2,063,162
Accrued liabilities (i)	3,698,271	1,622,227
Other payables	4,317	14,714
	6,692,064	3,700,103

(i) Accrued liabilities

	September 30, 2021	December 31, 2020
	$	$
External research and development fees	2,491,492	248,898
Operational expenses	64,216	229,758
Professional fees	742,151	435,244
Accrued interest	337,951	349,566
Severance	62,461	166,662
Bonus	-	192,099
	3,698,271	1,622,227

9. Notes Payable

Notes payable consists of the following:

	September 30, 2021	December 31, 2020
	$	$
Short-term notes	549	49,647
Notes payable	300,000	335,000
	300,549	384,647

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest at a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest at a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic.

During the nine months ended September 30, 2021, the Company settled notes payables in the amount of $84,098, accrued interest of $45,346, and $210,695 of other Prismic related liabilities with cash of $290,246. A gain of $49,904 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

10. Lease obligations

The lease obligations as at September 30, 2021, are as follows:

$
Balance - December 31, 2020	125,962
Add: Interest Expense	6,477
Less: Lease Payments	(44,653)
Effects of foreign exchange	9,398
Balance - September 30, 2021	97,184

Current	47,058
Non-current	50,126
Balance - September 30, 2021	97,184

Lease obligations are related to the Company's office lease. As of September 30, 2021, the Company did not occupy the leased premises. The Company has commenced plans to sublease the premises, however, it is unknown if or when the Company will be able to sublease the premises.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

$
Less than one year	47,058
One to two years	47,058
Two to three years	11,764
Thereafter	-

Total undiscounted lease payments payable	105,880
Less: impact of present value	(8,696)
Balance - September 30, 2021	97,184

11. Warrants liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss. The classification of any new warrants issued from October 1, 2020, forward are assessed based on the new functional currency which is the United States dollar.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Transaction costs allocated to the warrants of $284,049 were expensed immediately. The fair value of these warrants is classified as Level 2 in the fair value hierarchy. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk-free interest rate of 0.32% and annualized volatility of 121%.

The fair value of the warrants liability as at December 31, 2020 was $1,447,910. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.56, risk-free interest rate of 0.33% and annualized volatility of 117%.

The fair value of the warrants liability as at September 30, 2021 was $1,428,803 resulting in a loss on change in fair value of $19,107 for the nine months ended September 30, 2021. The fair value was determined using the Black- Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.58, risk-free interest rate of 0.98% and annualized volatility of 124%.

12. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants

	#	$	#	$	#	$

Balance, December 31, 2019	72	151,588	7,905,727	73,586,337	467,451	4,321,989
Shares issued [b] [e] [f] [g] [i]	-	-	4,607,763	14,641,374	2,881,215	92,134
Share-based payments [a] [c] [d] [h]	-	-	2,307,569	6,663,479	-	-
Share options exercised	-	-	22,382	563,747	-	-
Warrants expired	-	-	-	-	(37,313)	(89,429)
Balance, September 30, 2020	72	151,588	14,843,441	95,454,937	3,311,353	4,324,694

Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958
Shares issued [j]	-	-	15,480,462	38,341,407	-	-
Share-based payments [k]	-	-	1,422,379	3,706,412	100,000	98,513
Share cancellation [k]	-	-	(156,278)	-	-	-
Lucid acquisition [l]	-	-	4,502,392	7,023,732	112,162	70,563
Warrants expired	-	-	-	-	(4,476)	(617)
Balance, September 30, 2021	72	151,588	40,410,575	152,128,089	6,956,795	5,137,417

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

[a] On January 2, 2020, the Company issued 27,580 Class B shares as share-based compensation to certain members of the Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $74,117, which was recorded as trade and other payables as at December 31, 2019.

[b] On February 4, 2020, the Company issued 225,371 Class B shares to Solarvest as settlement under the Share Exchange Agreement to settle the derivative liability of $1,990,788.

[c] On March 16, 2020, the Company issued 405,926 Class B shares as part of a share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,302,076 from contributed surplus to share capital and the recognition of an additional share-based compensation expense of $93,502 as a result of the increase in value of the shares issued.

[d] On March 16, 2020, the Company issued 69,069 Class B shares to certain members of the Board of Directors as share-based compensation, in lieu of cash, for their annual compensation for the year ended December 31, 2020.

[e] On April 15, 2020, the Company issued 63,714 Class B shares to settle Prismic notes payable of $226,385. The fair value of the Class B shares was $185,976 resulting in a gain on settlement of liability of $40,409.

[f] On June 8, 2020, the Company issued 1,500,000 Class B shares and 1,500,000 warrants as part of a private placement financing for total cash proceeds of C$10,125,000 ($7,617,038). The more reliably measured component, Class B shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B shares was $7,515,477 and the residual value allocated to the warrants was $101,561. The Company incurred issuance costs of $707,043, which has been allocated pro-rata to the common shares and warrants.

[g] On August 6, 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants as part of a direct offering for total cash proceeds of $9,999,997. Total cash proceeds were allocated to the warrants liability first with the residual amount allocated to the Class B shares (Note 12). The fair value of the warrants liability was determined to be $3,289,069 and the residual amount of $6,710,928 was allocated to the Class B shares. The Company incurred total cash transaction costs of $913,349. Transaction costs allocated to the warrants of $284,049 were expensed immediately and the transaction costs allocated to common shares were deducted from equity.

[h] In August 2020, the Company approved the issuance of 1,804,994 Class B shares to members of the Board of Directors and certain officers and employees of the company in the form of a compensation bonus for past services provided. Total fair value of the share-based compensation bonus was $4,956,324.

[i] During the nine months ended September 30, 2020, the Company issued 56,248 Class B shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for net proceeds of $199,785.

[j] During the six months ended June 30, 2021, the Company issued 15,480,462 Class B shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for gross proceeds of $39,765,474. The Company incurred transaction fees of $1,424,067.

[k] On February 17, 2021, the Company issued 1,349,764 Class B shares to certain officers and members of the Board of Directors as share-based compensation with a fair value of $3,576,875 based on a share-price of $2.65 on the day of issuance. In June 2021, 156,278 Class B shares issued to certain members of the Board of Directors were cancelled. The Company is working to cancel the shares issued to a certain officer and is currently pursuing its legal options with respect to this matter (Note 16).

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

On July 26, 2021, the Company issued 100,000 warrants to a related party with a fair value of $98,513. Each warrant is exercisable to purchase one Class B share of the Company. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $1.99, underlying share price of $1.63, risk-free interest rate of 0.46% and annualized volatility of 129%.

During the three months ended September 30, 2021, the Company issued 72,615 Class B shares for services received during the period with a fair value of $129,537. The Company determined the fair value of the services received could not be measured reliably and determined fair value based on the underlying share price on the date of issuance.

[l] On September 21, 2021, the Company issued 4,502,392 Class B shares and 112,162 warrants as part of the Lucid acquisition (Note 3).

The number of warrants outstanding during the nine months ended September 30, 2021, and 2020 were as follows:

		Weighted average
	Number of warrants	exercise price
	#	C$
Outstanding as at December 31, 2019	467,451	10.20
Issued	2,881,215	7.74
Expired	(37,313)	6.03
Outstanding as at September 30, 2020	3,311,353	8.11

Outstanding as at December 31, 2020	6,749,109	5.62
Issued	212,162	1.93
Expired	(4,476)	5.43
Outstanding as at September 30, 2021	6,956,795	5.51

Measurement of fair values

The fair value of warrants issued during the nine months ended September 30, 2021, and 2020 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2021	2020
Grant date share price	C$2.00 - C$2.04	C$4.00
Exercise price	C$1.53 - C$2.50	C$5.80
Expected dividend yield	-	-
Risk free interest rate	0.43% - 0.46%	0.32%
Expected life	1.19 years - 2 years	5 years
Expected volatility	88% - 129%	121%

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

The following table is a summary of the Company's warrants outstanding as at September 30, 2021:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
November 30, 2022	1.21	46,242
December 31, 2022	2.43	65,920
May 20, 2023	16.08	7,311
June 23, 2023	2.50	100,000
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.43	1,381,215
October 20, 2025 (ii)	3.31	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.51	6,956,795

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

The following table is a summary of the Company's warrants outstanding as at September 30, 2020:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	$	#
November 30, 2020	2.61	16,787
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025	5.66	1,381,215
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	8.11	3,311,353

17

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

13. Share-based payments

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the nine months ended September 30, 2021, were as follows:

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2020	1,693,063	6.11
Granted	2,551,091	2.27
Forfeited	(47,500)	4.83
Expired	(539,881)	4.42
Cancelled	(307,987)	9.85
Outstanding as at September 30, 2021	3,348,786	3.13
Exercisable as at September 30, 2021	3,311,279	3.09

The changes in the number of share options during the nine months ended September 30, 2020, were as follows:

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2019	1,454,943	21.96
Granted	1,082,639	4.26
Exercised	(22,382)	2.61
Cancelled	(822,137)	31.65
Outstanding as at September 30, 2020	1,693,063	6.19
Exercisable as at September 30, 2020	1,475,438	6.16

During the three and nine months ended September 30, 2021, 539,881 share options related to former members of the Board of Directors and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

During the three and nine months ended September 30, 2021, the Company cancelled nil and 307,987 options outstanding in accordance with the Option Plan and agreements with the respective option holders.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Measurement of fair values

The fair value of share options granted during the nine months ended September 30, 2021 and 2020 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2021	2020
Grant date share price	C$2.00 - C$2.85	C$3.75 - C$9.54
Exercise price	C$1.70 - C$4.25	C$3.68 - C$9.80
Expected dividend yield	-	-
Risk free interest rate	0.34% - 0.81%	0.27% - 1.55%
Expected life	2 - 6 years	4 - 9 years
Expected volatility	124% - 132%	120%

Expected volatility was estimated by using the historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company's share options outstanding as at September 30, 2021:

Options outstanding			Options exercisable
		Weighted average
		remaining
		contractual life
Exercise price	Number outstanding	[years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.70	154,953	3.75	1.70	154,953
2.91	6,138	4.12	2.91	6,138
2.25	2,270,000	2.67	2.25	2,270,000
2.61	12,684	1.74	2.61	12,683
3.75	10,500	4.17	3.75	6,500
3.86	470,174	3.47	3.86	466,673
4.42	99,503	0.96	4.42	99,502
4.75	15,000	3.54	4.75	15,000
5.43	16,265	1.74	5.43	16,264
7.17	199,005	3.08	7.17	199,005
7.63	50,000	4.25	7.63	20,000
10.65	3,731	1.74	10.65	3,730
13.07	10,856	1.74	13.07	10,855
13.47	1,418	1.74	13.47	1,418
16.08	18,410	1.74	16.08	18,409
17.89	4,178	1.74	17.89	4,178
18.09	2,488	1.49	18.09	2,488
50.25	3,483	2.53	50.25	3,483
3.13	3,348,786	2.82	3.09	3,311,279

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

The following table is a summary of the Company's share options outstanding as at September 30, 2020:

Options outstanding			Options exercisable
		Weighted average
		remaining
		contractual life
Exercise price	Number outstanding	[years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	12,683	2.74	2.61	12,683
3.75	5,500	6.73	3.75	500
3.86	837,139	4.34	3.86	837,139
4.42	99,502	1.96	4.42	99,502
4.75	110,000	4.54	4.75	77,500
5.03	60,000	4.96	5.03	-
5.43	16,264	2.74	5.43	16,264
6.16	20,000	3.43	6.16	20,000
7.17	199,005	4.08	7.17	199,005
7.63	203,750	4.59	7.63	99,375
7.83	35,000	4.13	7.83	23,000
9.54	15,000	4.31	9.54	11,250
10.65	3,730	2.74	10.65	3,730
13.07	10,855	2.74	13.07	10,855
13.47	1,418	2.74	13.47	1,418
16.08	18,409	2.74	16.08	18,409
17.89	4,178	2.74	17.89	4,178
18.09	17,413	2.47	18.09	17,413
20.10	8,289	2.52	20.10	8,289
47.24	1,493	3.62	47.24	1,493
50.25	5,224	3.56	50.25	5,224
52.26	498	3.46	52.26	498
55.28	498	3.37	55.28	498
59.30	498	3.21	59.30	498
75.38	498	3.29	75.38	498
86.43	1,244	3.13	86.43	1,244
142.71	4,975	2.99	142.71	4,975
6.19	1,693,063	4.13	6.16	1,475,438

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

The Company recognized share-based compensation for the three and nine months ended September 30, 2021, and 2020 as follows:

	For the three months ended		For the nine months ended
		September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Share options (Note 11)	21,142	150,973	3,297,438	2,610,608
Warrants (Note 9 [k])	98,513	-	98,513	-
Class B Common Shares issued for
services (Note 9 [k])	129,537	-	129,537	-
Class B Common Shares issued for
compensation (Note 9 [c] [d] [h] [k])	-	5,017,461	3,576,875	5,226,148
	249,192	5,168,434	7,102,363	7,836,756

Included in share-based compensation expense is $85,140 and $100,585 for the three and nine months ended September 30, 2021, respectively, related to cancelled share options.

14. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the nine months ended September 30, 2021, and 2020 presented are as follows:

	September 30, 2021	September 30, 2020
	#	#
Warrants	6,956,795	3,311,353
Share Options	3,348,786	1,693,063
	10,305,581	5,004,416

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

15. General and administrative

Components of general and administrative expenses for the three and nine months ended September 30, 2021, and 2020 were as follows:

	For the three months ended		For the nine months ended
		September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Professional fees	1,149,807	1,015,577	4,998,295	2,235,828
General office, insurance and administration expenditures	594,621	947,278	2,574,397	2,718,415
Consulting fees	735,267	306,793	2,010,693	1,340,179
Salaries, wages and benefits	502,488	718,349	2,170,886	1,683,037
Investor relations	618,735	67,726	693,984	487,314
Building and facility costs	134,403	157,500	712,785	354,160
Foreign exchange loss	443,231	92,042	158,886	125,897
	4,178,552	3,305,265	13,319,926	8,944,830
Allocated to:
Continuing operations	3,986,012	2,809,681	12,108,562	7,734,736
Discontinued operations	192,540	495,584	1,211,364	1,210,094

16. Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the U.S. Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of $700,000 will be due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs place on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Innovet License Agreement

Under the terms of the Innovet license agreement, the Company has payments due to Innovet pending the achievement of specified milestones. Upon the one year anniversary of the agreement, the non-refundable sum of $250,000 will be due and payable to Innovet. Within thirty days from the first notification by the FDA of approval of a New Animal Drug Application ("NADA"), the Company will pay the non-refundable sum of $750,000 to Innovet.

Any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Innovet 14% of the lump sum payment received by the Company. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay 5% of Net Sales of the Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Lucid-MS and Lucid-PSYCH Agreement

The Company has entered into a license agreement that governs the Lucid-MS and Lucid-Psych compounds. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$15,000,000 if all milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Former Employee

FSD hired an individual by way of employment agreement. The individual's employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019, demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) payment for breach of contract.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

On July 29, 2020, a judgment was issued ordering the Company to pay unpaid wages and unpaid holiday pay in the amount of £59,748. On August 6, 2020, the Company filed an application for reconsideration for that decision which was refused by the Tribunal on October 24, 2020.

On August 25, 2020, the Claimant filed a separate cost order against the Company. On March 9, 2021, the Company received a Case Management Order with respect to the claim against the Company before a British Employment Tribunal. The Case Management Order stipulated that the Tribunal would proceed to hear the claim for costs, although no specifics on timing have been received. The Claimant has also asserted that he has a breach of notice claim against the Company that Claimant values at £400,000. To date, the Claimant has not brought such a claim. On May 6, 2021, a judge granted a cost order in the sum of £10,287.

In July 2021, the Company settled the claim for $228,373 (£165,000). The settlement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company's Facility.

On February 4, 2021, the Company settled the class action by entering into a definitive settlement agreement ("Settlement Agreement") in the amount of C$5.5M. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

Requisitioning Shareholders

On January 4, 2021, a group of shareholders (the "Requisitioning Shareholders") requisitioned a meeting of shareholders pursuant to section 105 of the Business Corporations Act (Ontario). Pursuant to that section, the current Board of Directors was required to call a meeting within twenty-one days, unless an exclusion applied.

At its meeting on January 21, 2021, the Board of Directors called an annual meeting of shareholders for June 29, 2021. This meeting was announced by press release issued on January 22, 2021.

On February 4, 2021, the Requisitioning Shareholders commenced an application to the Superior Court of Justice in Toronto for a declaration that they were entitled to call a meeting for March 31, 2021, or in the alternative for an order that a meeting be held on that date.

The Requisitioning Shareholders subsequently amended their application to include a request for: (i) an order prohibiting any current director (other than the Requisitioning Shareholders) from chairing the meeting and, if necessary, appointing an independent chair to conduct the meeting of shareholders, (ii) an order setting the record date for the meeting as January 29, 2021, and (iii) an order that none of the current directors (other than themselves) or any of their affiliates may vote any shares issued to them since January 4, 2021.

The application was heard by the court on March 4, 2021. A decision was rendered on March 5, 2021.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

The court ordered that the Company hold the requisitioned meeting, together with an annual meeting of shareholders, on May 14, 2021. In regards to the conduct of the meeting, the court ordered that the parties agree on an independent chair to conduct the meeting. The court also ordered that the CEO and the Board of Directors (the "Individual Respondents") be restrained from voting at the meeting any shares issued to them since January 4, 2021. Apart from that, no restrictions are placed on the voting of any shares of the Company, including any other shares issued after January 4, 2021. Nor did the court make any order respecting the record date.

On April 6, 2021, the Requisitioning Shareholders filed a Statement of Claim in the Ontario Superior Court against the Company and the Board of Directors, claiming that the business and affairs of the Company were being carried out in a manner that is oppressive. The claim, among other things, seeks to restrain the Company from issuing any new shares in the capital of the Company or cash compensation prior to the Annual General Meeting, and a claim of C$68 million, payable to the Company, for harm caused to it and its shareholders.

On May 16, 2021, the Company announced the results of its annual general and special meeting of the shareholders held on May 14, 2021. The previous Board of Directors was relieved of their duties and a new Board of Directors was elected and the action brought forth against the Company by the Requisition Shareholders was discontinued.

Parkway Clinical Laboratories

Parkway Clinical Laboratories ("PCL"), a company wholly owned by the Company's former CEO, Raza Bokhari, has filed an action on July 8, 2021, against the Company. PCL has advanced two claims: (1) breach of contract in which PCL alleges that the Company failed to pay for $1,412,951 worth of services rendered (e.g., providing office space, personnel, and financial assistance); and (2) alleging that the Company received the benefit of the same services referenced in the breach of contract claim without paying for them. The matter is currently in the discovery phase.

The Company denies that the money sought by PCL is owed and intends to vigorously defend the claim. As the ultimate outcome of the matter cannot be reliably determined at this time no provision has been recorded for this matter as at September 30, 2021.

Raza Bokhari

On July 15, 2021, the Company's former CEO, Raza Bokhari, filed a notice of arbitration and is seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the action. Raza Bokhari was placed on administrative leave from his role as the Company's Chief Executive Officer following the Company's annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari's employment was terminated for cause by the Company's board of directors on July 27, 2021. The arbitration date has been set for March 2022.

The Company disputes the allegations and intends to vigorously defend against the claim. As the ultimate outcome of the matter cannot be reliably determined at this time, no provision has been recorded for this matter as at September 30, 2021.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Restraining Order / Share Cancellation Application

On July 2, 2021, the former CEO, Raza Bokhari, filed an action against the Company (the "Complaint") seeking to prevent the Company from cancelling shares of the Company issued in February 2021, to Raza Bokhari.

Raza Bokhari alleges that he had received shares of stock in FSD Pharma pursuant to the terms of an employment contract, and that the Company thereafter contacted his broker in a purportedly improper effort to cancel those shares after they were issued. Raza Bokhari advanced two claims in his Complaint: (a) claiming tortious interference with contractual relations, in which Raza Bokhari alleges that the Company interfered with the contract between him and his broker by demanding the return of the shares; and (b) conversion, in which Raza Bokhari alleges that he is entitled to the shares at issue and will be harmed by the Company's demand for their return. The damages sought by Raza Bokhari were not stated in the Complaint.

Raza Bokhari filed a Motion for Temporary Restraining order and Preliminary Injunction, in which he sought to prevent the defendants from interfering with his access to and use of the disputed shares. This motion was heard in Court and denied in its entirety on July 26, 2021.

On July 21, 2021, the Company commenced a legal proceeding against Raza Bokhari, former members of the Board of Directors including James Datin, Robert Ciaruffoli, Stephen Buyer and Gerald Goldberg, as well as Haywood Securities Inc., Haywood Securities (US) Inc. and Computershare Investor Services Inc. (collectively the "Respondents"). The Company has made the application for shares issued to the respondents in contrary to section 23(2) of the Ontario Business Corporations Act (the "OBCA") and have been validly cancelled by resolution of the board of directors of FSD passed on June 1, 2021. However, the Class B shares are still outstanding and have not been cancelled by Computershare and returned to the Company.

On October 15, 2021, the Respondents provided their response to the application suggesting that shares previously issued be cancelled and new shares be issued proportionate to the number of days in 2021 that each director and the former CEO served in their position. The application has been scheduled to be heard in December 2021.

The ultimate outcome of the matter cannot be reliably determined at this time and no provision or contingent asset has been recorded for this matter as at September 30, 2021.

Derivative Complaint

On July 20, 2021, a shareholder filed a claim against the Company and its directors and officers seeking to remedy harm they believe the directors and officers of the Company have caused by their actions. The shareholder has filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers with no dollar amount being claimed.

On September 13, 2021, the Company filed a motion to dismiss in its entirety and the motion is currently pending with the courts.

The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at September 30, 2021.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

FSD Biosciences employees

During the three months ended June 30, 2021, two former FSD Biosciences employees resigned from their positions ("former employees") and the Company accepted their resignations. Subsequent to their resignations the former employees filed a joint claim seeking relief and support for (i) severance and bonuses in the amount of $600,000; undetermined amounts for (ii) detrimental reliance, (iii) unjust enrichment, (iv) fraud, (v) promissory estoppel and (vi) Pennsylvania wage payment and collection law.

On September 17, 2021, the Company filed a motion to dismiss in its entirety and the motion is currently pending with the courts.

The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as of September 30, 2021.

Gryphon Claim

On September 8, 2021, Gryphon Advisors filed a claim of C$179,519 for breach of contract. The ultimate outcome of the matter cannot be reliably determined at this time. The Company has recorded a provision of $70,452 for this matter as of September 30, 2021.

17. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. The Company paid expenses of $262,834 (2020 - $1,009,566) to a company owned by the former CEO for the nine months ended September 30, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories.

b. The Company pays independent directors compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the nine months ended September 30, 2021 was $627,473 (2020 - $183,846), which includes $466,545 recognized as share-based compensation for shares issued (Note 17c).

c. In February 2021, as compensation, the Company issued 1,349,764 shares with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other directors. In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled. The Company is working to cancel certain of the shares issued to Raza Bokhari in February 2021 and is engaged in litigation with respect to this matter (Note 16).

d. The Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the shareholders' meeting.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in United States dollars]

September 30, 2021, and 2020

Key management personnel compensation during the three and nine months ended September 30, 2021 and 2020 comprised of:

	For the three months ended		For the nine months ended
		September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	461,816	738,571	1,207,601	2,106,828
Share-based payments and bonuses	104,688	4,661,890	6,779,323	6,991,774
Total	566,504	5,400,461	7,986,924	9,098,602

18. Subsequent events

On October 8, 2021, the Company issued 13,393 Class B shares for services received. The Company determined the fair value of the services received could not be measured reliably and determined fair value based on the underlying share price on the date of issuance.

On October 19, 2021, the Company announced it had entered into an agreement with Covar Pharmaceuticals Inc., a contract development and manufacturing services organization, to commence work on providing research quantities of FSD's drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation.